January 9, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:John Coleman

Office of Energy Transportation

Re:United States Lime & Minerals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed February 23, 2023

File No. 000-04197

Ladies and Gentlemen:

On behalf of United States Lime & Minerals, Inc. (the “Company”), this letter responds to your letter, dated November 9, 2023 (the “Comment Letter”), regarding the above-referenced filing. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission from the Comment Letter appearing in bold type.

Form 10-K for the Fiscal Year Ended December 31, 2022 Filed February 23, 2023

Item 1. Business, page 2

1.	Please revise to include the following disclosure with your mineral property summary disclosure:
●	aggregate (total) annual production for the properties during each of the three most recently completed fiscal years as required by Item 1303(b)(2)(i) of Regulation S-K, and
●	resources disclosed exclusive of mineral reserves as required by Item 1303(b)(3)(ii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise the disclosures in its upcoming Form 10-K Annual Report for 2023 to include total annual production for each of the three most recently completed fiscal years and to disclose mineral resources exclusive of mineral reserves.

2.	Please revise to include the following disclosure for each material property:
●	the location accurate to within one mile using an easily recognizable coordinate system, and a map(s) with appropriate engineering detail for each material property as required by Item 1304(b)(1)(i) of Regulation S-K,
●	the total cost or book value of the material property as required by Item 1304(b)(2)(iii) of Regulation S-K, and
●	resources reported exclusive of reserves as required by Item 1304(d)(2) of Regulation S-K.

Response: The Company respectfully acknowledges that the map of its lime and limestone operations included in the Company’s Form 10-K Annual Report for 2022 did not provide the level of detail for each material property. In the Company’s upcoming Form 10-K Annual Report for 2023, the Company will include a map for each material property similar in detail to those provided in the “Property Description and Location” sections of the corresponding technical report summary. Furthermore, in the Company’s upcoming Form 10-K Annual Report for 2023, it will expand its disclosures of the description of each material property to include the cost or book value of the property and associated plant and equipment.

January 9, 2024

In response to the Staff’s comment regarding the disclosure of mineral resources, the Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise the disclosures in its upcoming Form 10-K Annual Report for 2023 to disclose mineral resources exclusive of mineral reserves for each material property.

Exhibit Index

Exhibit 96.1 to 96.4

3.

We note that your mineral resources are presented inclusive of mineral reserves. In a technical report summary, mineral resources may be presented inclusive of mineral reserves, however they should also be presented exclusive of mineral reserves as required by Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in the Company’s upcoming Form 10-K Annual Report for 2023, its Qualified Person (“QP”), will update the technical report summaries to include disclosure of minerals resources presented exclusive of mineral reserves.

4.

We note that the point of reference established for your mineral resources and mineral reserves in each technical report summary is shot limestone delivered to the primary crusher. Additionally, we note that the processing and recovery section of each technical report summary has not been included, however language has been included in each technical report summary stating that the process plant and description does not apply to the report as the mines deliver shot limestone to the primary crusher.

The technical report summaries should assess the property from the point of mineral extraction up to the first point of material external sale, including processing, transportation, and warehousing, as suggested in the materiality analysis in Item 1301(c)(3) of Regulation S-K, and included in Table 1 to paragraph (d) of Item 1302. Based upon the disclosures in your annual filing it does not appear that shot limestone is a product that is sold externally, therefore your technical report summaries should include a description of your processing facilities.

We also note that the price selected by your qualified person is a price associated with crushed limestone, which does not correlate to the point of reference selected for mineral resources and mineral reserves. For example the price associated with crushed limestone is a saleable product price, and your reserves and resources are reported as shot limestone delivered to the primary crusher, prior to processing, and do not include process recovery factors or processing costs in your cash flow analysis.

Please consult with your qualified person and obtain revised technical report summaries that include your processing operations, along with necessary revisions to your recovery factors and costs.

Response: The Company produces and sells a number of lime and limestone products. After removing the overburden from its open pit mines, the Company’s drilling and blasting operations produce crushed limestone that can be sold to external customers, without the need for further crushing and processing. However, the Company’s limestone is further processed through the crushing circuit in pursuit of higher-value lime and limestone products.

In focusing on the crushed limestone produced by the Company’s drilling and blasting operations (which the QP referred to as “shot” limestone in his reports), the QP has informed us that he intended to conservatively value the Company’s estimated limestone mineral resources and reserves. To be consistent, the QP then used Company data regarding the Company’s costs and recovery factors to produce such drilled and blasted crushed limestone and transport it to the Company’s primary crusher, without further crushing or other processing.

January 9, 2024

In response to the Staff’s comments regarding whether such drilled and blasted limestone product is sold to external customers and, if so, whether the Company’s Form 10-K Annual Report adequately discloses that product, the Company has consulted with the QP and asked him to reconsider his approach of focusing on the crushed limestone produced by the Company’s drilling and blasting operations, and consider also including any Company costs and recovery factors in further processing the limestone through its crushing circuit. In particular, the Company requested the QP to take into consideration the fact that, as a matter of practice, the Company rarely sells the crushed limestone produced by its drilling and blasting operations to external customers. Rather, that crushed limestone is sent through the crushing circuit for further processing and the crushed limestone is then either sold to external customers without additional processing, transportation, or warehousing costs, or further processed through the Company’s operations to produce its various higher-value lime and limestone products, including pulverized limestone (“PLS”), quicklime, hydrated lime, and lime slurry. The Company and the QP have resolved that the crushed limestone delivered from the crushing circuit is a more appropriate point of reference.

As a result of the Company’s consultation with the QP, the QP will include the necessary revisions to his technical report summaries to include the Company’s additional operating and capital costs to produce crushed limestone through the crushing circuit. This will also address the Staff’s comment on correlation of price to a point of reference. Based on preliminary analysis, those additional costs will not make a material difference in his estimation of the Company’s limestone mineral resources and mineral reserves.

Lastly, the Company respectfully acknowledges that its Form 10-K Annual Report disclosures too often assumed that the reader understood that its repeated references to the Company’s “lime and limestone” products and sales included the lower-value crushed limestone that the Company sells, in addition to its higher-value lime and limestone products. In the Company’s upcoming Form 10-K annual report for 2023, the Company will revise its disclosures to include more explicit references to its crushed limestone products and sales.

5.	Please disclose the accuracy level of the capital and operating cost estimates, as required by Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in the Company’s upcoming Form 10-K Annual Report for 2023, the QP will update his technical report summaries to include the accuracy level of the capital and operating cost estimates.

Please direct any questions or comments regarding the foregoing to Michael L. Wiedemer, Vice President and Chief Financial Officer, at (972) 392-8410.

Very truly yours,

United States Lime & Minerals, Inc.

By:	/s/ Michael L. Wiedemer
Michael L. Wiedemer
Vice President and Chief Financial Officer